UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

Italy House, Euro Park, Yakum 60972, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (Pink Sheets: TAROF)

CONTACT
Roanne Kulakoff
Kekst and Company
(212) 521-4837

FOR IMMEDIATE RELEASE
Hawthorne, NY, December 31, 2009

TARO REPORTS VOTING RESULTS FROM ITS ANNUAL GENERAL MEETING

Hawthorne, NY, December 31, 2009 – Taro Pharmaceutical Industries Ltd. (“Taro,” the “Company,” Pink Sheets: TAROF) announced that at its Annual General Meeting of Shareholders held today in Haifa, Israel, the Company’s shareholders voted to elect all of the directors who were up for election with the exception of the statutory external directors.  The shareholders also approved the ratification of indemnification for non-executive directors and the appointment of the Company’s independent auditors.

The Company said that it stands behind its nominees for statutory external directors and their qualifications.  The Company further stated that it would continue its efforts to elect statutory external directors as required by Israeli law, despite the efforts of Sun Pharmaceutical Industries Ltd. to block their election.

About Taro
Taro is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances that the Company “plans,” “believes,” or “expects” to happen, “efforts” of the Company, or similar language.  Although Taro believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurance that its expectations will be attained.  Taro believes this release should be read in conjunction with all of its filings with the SEC and cautions its readers that these forward-looking statements are subject to certain events, risks, uncertainties, and other factors. Factors that could cause actual results to differ include the actions of Sun Pharmaceutical Industries Ltd. (“Sun”), including but not limited to the outcome of litigation with Sun, the ability of Taro to elect statutory external directors, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks as detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date they are made. Taro undertakes no obligation to update, change or revise any forward-looking statements, whether as a result of new information, additional or subsequent developments or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 31, 2009

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Tal Levitt
	Name:	Tal Levitt
	Title:	Director and Secretary